FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Russia’s Sakhalin II Project marked the commencement of LNG delivery

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 30, 2009

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2009

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President Chief Financial Officer

March 30, 2009

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Russia’s Sakhalin II Project marked the commencement of LNG delivery

Sakhalin Energy Investment Company Ltd. (SEIC), the joint venture company for the Sakhalin II Project, owned by OAO Gazprom (Gazprom), Royal Dutch Shell plc (Shell), Mitsui & Co., Ltd. (Mitsui) and Mitsubishi Corporation (Mitsubishi) with Mitsui holding a 12.5% stake, marked the commencement of liquefied natural gas (LNG) delivery from SEIC’s LNG plant, at port Prigorodnoye, Sakhalin Oblast of Russian Federation. This first cargo of LNG to Japan, will be taken by two of their foundation customers – Tokyo Gas Co., Ltd. and Tokyo Electric Power Company, Inc.

LNG production facilities of the Sakhalin II Project is composed of 2 LNG trains, with a total LNG production of 9.6million tonnes per annum. Approximately 60% of the LNG produced from the Sakhalin II Project will be supplied to customers in Japan.

Commencement of LNG delivery from the Sakhalin II Project will contribute to the stability of energy supply and diversification of energy sources for the Asia-Pacific region as a short-distance supply source from Japan as well as marking the first LNG delivery from the Russian Federation.

Mitsui, as a shareholder of SEIC, regards the commencement of LNG delivery, along with the commencement of year round oil production marked in December 2008, as a significant milestone of the Sakhalin II Project, and will continue to support SEIC towards establishing stable oil and LNG supply from the project.

Attachment : Outline of Sakhalin II Project

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7540

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

(Attachment)

Outline of Sakhalin II Project

Sakhalin is a world-class oil and gas province, with estimated resources of some 45 billion barrels oil equivalent (boe). Sakhalin II is the largest integrated oil and gas project in the world, with total resources of some 4 billion boe.

Sakhalin Energy Investment Company Ltd.(SEIC) is the joint venture company established for the Sakhalin II Project.(Shareholders of SEIC are OAO Gazprom (50%+1 share), Royal Dutch Shell plc (27.5%-1 share), Mitsui & Co., Ltd.(12.5%) and Mitsubishi Corporation(10%)).

As Phase-1 of the project, SEIC commenced half year summer oil production which was limited to about six months of the ice-free season. As Phase-2 of the project, in December 2008, SEIC marked the commencement of year-round oil export from its new oil export terminal in Progorodonoye, located in the south of Sakhalin Island, and recently just marked the commencement of LNG delivery.

Peak oil production is planned to be 150,000 barrels per day, and LNG production is planned to be 9.6 million tonnes per annum. Approximately 60% of the LNG is planned to go to Japan and the remainder to South Korea and North America.